[Thompson, Hickey, Cunningham, Clow & April, P.A. letterhead]

February 1, 2010

Via EDGAR Correspondence

Patricia A. Williams
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


   Re: Thornburg Investment Trust
       Registration Number under the Securities Act of 1933: 33-14905 Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mrs. Williams:

     Thank you for providing us with the staff's comments relating to the above-referenced registrant's post-effective amendment number 74 to its Registration Statement on Form N-1A filed with the Securities and Exchange Commission on November 25, 2009. I outline below our responses to the staff comments you provided us on January 26, 2010.

RETAIL PROSPECTUS

Limited Term National Fund
--------------------------
     1. The staff requested that the summary information for the Fund (material presented in response to Items 2-8 of Form N-1A) be identified by the addition of the words "overview" or "summary." We have responded to this comment by adding the words "Fund Summary" to the caption of the first page of the Items 2-8 disclosures relating to the Fund.

     2. The staff requested that the third sentence appearing under the caption "Investment Goals" (which reads "The Fund's primary and secondary goals are fundamental policies, and may not be changed without a majority vote of the Fund's shareholders.") be deleted, and moved to the Item 9 portion of the prospectus (which is the material appearing under the caption "Additional Information About Fund Investment Objectives and Strategies, and Risks of Fund Investment Strategies"). We have responded to this comment by deleting the referenced sentence, and by adding a substitute disclosure under the sub-caption "Fund Investment Goals," which is the second paragraph under the caption "Additional Information About Fund Investment Objectives and Strategies, and Risks of Fund Investment Strategies."

     3. The staff also requested that the last sentence appearing under the caption "Investment Goals" (which reads "The Fund may not achieve its investment goals.") be deleted, and moved to the Item 9 portion of the prospectus relating to risks. We have responded to this comment by deleting the referenced sentence, and by adding a substitute disclosure under the sub-caption "Fund Investment Goals" identified in the response to the preceding comment.

     4. The staff requested the deletion of the words "on Redemptions" from the second line item of the "Shareholder Fees" table, to conform the display in the table more precisely to what is reflected in Form N-1A. We have deleted the words "on Redemptions," as requested.

     5. The staff requested the deletion of footnotes 1 ("Imposed only on redemptions of any part or all of a purchase of $1 million or more within 12 months of purchase.") and 3 ("The Fund's Rule 12b-1 Plans for Class C shares provide for maximum payments of 1.00%. The Trustees have limited payments by the Fund for Class C shares to 0.50% for the current fiscal year."). We have deleted the referenced footnotes in response to the staff's comment. To address the fact that the maximum amount has never been charged under the Rule 12b-1 plans identified in footnote 3, and to adhere to the disclosure approach apparently prescribed in the instructions to Form N-1A, we obtained the consent of the advisor to extend its existing contractual fee waiver to the Fund's Class C shares, and have revised the Annual Fund Operating Expenses table to reflect the fee waiver/reimbursement and the total fund operating expenses after fee waiver/expense reimbursement.

     6. The staff stated that the disclosures under the caption "Principal Investment Strategies" were too long, should be replaced by a "summary," and that the balance should be moved back to the portion of the prospectus that corresponds with Item 9 of Form N-1A and appears under the caption "Additional Information About Fund Investment Objectives and Strategies, and Risks of Fund Investment Strategies." We believe that the disclosure approach reflected in this portion of the prospectus conforms both to general principles of disclosure and to the requirements of Form N-1A, and have retained that approach in the final prospectus. We further observe in this respect that this disclosure provides a more understandable description of the personality of the Fund and its principal investment strategies to potential investors than if the registrant further abbreviated the description of fund strategies in this portion of the prospectus. This is particularly true if the registrant elects to use the permitted fund summary as a disclosure document.

     7. The staff similarly stated, with respect to the disclosures under the caption "Principal Investment Risks," that the disclosures were too long, should be shortened, and that the balance should be moved to the Item 9 portion of the prospectus. We believe that the disclosure approach reflected in this portion of the prospectus conforms both to general principles of disclosure and to the requirements of Form N-1A, and have retained that approach in the final prospectus.

     8. Relating to the disclosure under the caption "Tax Information," the staff stated that the disclosure should be summarized to conform more closely to Item 7 of Form N-1A, and the balance should be moved to another portion of the prospectus. In response to the staff's comment, we abbreviated the disclosure in a manner which we believe responds to the staff's current interpretation of the Item. We did not add to the more detailed discussion which appears later in the prospectus under the caption "Taxes," because that discussion already presented the necessary information.

Intermediate Municipal Fund
---------------------------
     9. The staff requested that the line item in the Annual Fund Operating Expenses table (which read "Net Annual Fund Operating Expenses" in the amendment) be revised to conform more closely to the instructions in Form N-1A on this topic. In response to this comment, we have revised the line item to read "Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement."

     10. The staff requested that footnote 4 under the Shareholder Expenses and Annual Fund Operating Expenses tables be revised to state under what circumstances the contractual fee waiver and expense reimbursement agreement may be terminated, and by whom. We have added that information.

     11. The staff stated that any disclosures for this Fund which correspond to disclosures for Limited Term National Fund, and which elicited staff comments, should be revised in accordance with those comments. We have made revisions to the disclosures for this Fund, consistent with the responses I have outlined above.

Strategic Municipal Income Fund
-------------------------------

     12. The staff observed that the Fund did not have investment performance for a full calendar year, stated that under the staff's interpretation of the new Form N-1A instructions the Fund should not present any performance information, and requested that the performance information presented in the prospectus should be deleted. In response to the comment, we have deleted the referenced performance information.

     13. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

Limited Term California Fund
----------------------------
     14. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

Intermediate New Mexico Fund
----------------------------
     15. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

Intermediate New York Fund
--------------------------
     16. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

Limited Term Income Fund
------------------------
     17. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

Limited Term U.S. Government Fund
---------------------------------
     18. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

Strategic Income Fund
---------------------
     19. The staff requested that the disclosure describing the "blended benchmark," which appears as a footnote after the Average Annual Total Returns table, be deleted. The staff suggested that an abbreviated description (corresponding to the first sentence of the footnote) could be added as a parenthetical after the words "Blended Benchmark" where those words appear in the table. We deleted the disclosure in response to the staff comment, but did not add the parenthetical. A description of the benchmark appears under the caption "Past Performance of the Fund."

     20. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

Value Fund
----------
     21. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

International Value Fund
------------------------
     22. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

Core Growth Fund
----------------
     23. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

International Growth Fund
-------------------------
     24. The staff commented, with respect to the second paragraph appearing under the Average Annual Total Returns table (and which reads "The performance information shown above may include gains attributable to the Fund's investments in shares of companies through initial public offerings ("IPOs"). There can be no assurance that the Fund will have continued access to profitable IPOs and, as the Fund's assets grow, the impact of the Fund's investment in IPOs on the performance of the Fund may decline."), that the paragraph should be deleted. In response to the comment, we deleted the referenced language; and at the suggestion of the staff, we have placed a substitute disclosure in the prospectus under the caption "Additional Information About Fund Investment Objectives and Strategies, and Risks of Fund Investment Strategies."

     25. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

Investment Income Builder Fund
------------------------------
     26. As noted in comment 19, above, the staff requested the deletion of the description of the blended benchmark that appears under the Average Annual Total Returns table. We responded to the comment by making the requested deletion.

     27. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

Global Opportunities Fund
-------------------------
     28. As noted in comment 24, above, the staff requested the deletion of the paragraph relating to IPOs. We responded to the comment by making the requested deletion.

     29. The staff stated that any disclosures for this Fund which correspond to disclosures for the preceding Funds, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for this Fund consistent with the responses I have outlined above.

RETIREMENT SHARES PROSPECTUS

     30. The staff stated that any disclosures for the Funds in this prospectus which correspond to disclosures for the Funds in the retail prospectus, and which elicited staff comments, should be revised in accordance with those comments. In response to the comment, we have made revisions to the disclosures for the Funds in this prospectus consistent with the responses I have outlined above.

     Thank you again for your continued assistance with our filings. Please contact me or Dan April with any questions you may have.

                                       Sincerely,



                                       Charles W.N. Thompson, Jr.

CWNT:clc
File No. 5787.002